Sibanye Gold Limited

Reg. 2002/031431/06

Registered and Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave) Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

U.S.A.

February 12, 2015

By EDGAR

Dear Ms. Jenkins,

Re:	Sibanye Gold Limited
Form 20-F for the Year Ended December 31, 2013
Filed April 29, 2014
File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated January 29, 2015 setting forth the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2013 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Zola Skweyiya* Sue van der Merwe* Jerry Vilakazi*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No. 473 020 9410

Form 20-F for the Year Ended December 31, 2013

Reserves of Sibanye as of December 31, 2013, page 135

Uranium ore reserve statement as of December 31, 2013, page 139

1	We note your response to comment 1 from our letter dated December 23, 2014. Prior to disclosing mineral reserves in filings with the United States Securities and Exchange Commission we generally require a final feasibility study using historical three-year average pricing. Please address the following in regards to your Driefontein and Kloof TSF reserve:

•	Provide a qualitative overview of the final design for the tailings project including scheduling.

•	Explain to us the percentage completion of the engineering design work associated with the project.

•	Discuss the cost associated with the project including the total capital expenditures for the project. In your response discuss the accuracy of your capital budget and cash flow model, including contingencies and escalation.

•	Tell us how you determined your mineral pricing.

•	Tell us the status of your permitting for this project, including environmental permitting.

Based on your response we may have additional comment.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Response

The Company acknowledges the Staff’s comment, and wishes to advise the Staff that it has supplied additional technical information relating to the Company’s uranium reserves (the “Additional Technical Information”) to John E. Coleman, Mining Engineer, under separate cover.

If Mr. Coleman or any other member of the Staff should have any questions about our reserves, they should feel free to contact the following:

Grant Stuart - Vice President: West Rand Tailings Retreatment Project

Tel: 011 27 11 278 5061

Mobile: 011 27 82 602 5992

Email: grant.stuart@sibanyegold.co.za

Gerhard Janse van Vuuren - Vice President: Mineral Resource Management and Mine Planning

Tel: 011 27 11 278 9644

Mobile: 011 27 82 324 8614

Email: gerhard.vanvuuren@sibanyegold.co.za

In the alternative, they should also feel free to contact Thomas B. Shropshire, Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

The Company hereby respectfully requests the return of the Additional Technical Information and the other supplemental information provided to the Staff pursuant to Rule 12b-4 of Regulation 12B.

Supplemental Information

Pursuant to a request from the Staff, the Company hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 278 9699 or via e-mail at charl.keyter@sibanyegold.co.za.

Sincerely

/s/ Charl Keyter

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

cc:	Suying Li, Securities and Exchange Commission

Angela Lumley, Securities and Exchange Commission

John Coleman, Securities and Exchange Commission

Hartley Dikgale, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP